October 10, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Attn:  Kevin J. Kuhar

Accounting Branch Chief

RE:  UQM Technologies, Inc.

Form 10-KT for the Transition Period Ended December 31, 2016

Response Dated September 15, 2017

File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated October 5, 2017 (for convenience, we have restated the comments from your letter below, followed by our response):

Form 10-KT for the Transition Period Ended December 31, 2016

Backlog, page 6

Comment 1.   Reconcile your response to prior comment 1 with your disclosure that you expect to ship motor and controller backlog products over the next twelve months. Include in your response the specific facts that lead you to conclude that ITL will resolve the issues mentioned in your response during that time. Also, in future filings, disclose the amount of your backlog related to ITL.

Response:  We received a purchase order from ITL in the quarter ending December 31, 2016 for the delivery of 300 PowerPhase 135 electric propulsion systems.  Given the assurances we had from the senior management of ITL, at the time we filed our Form 10-KT, we believed ITL would take shipment of this product over the next twelve months.  It was from these assurances that we included this ITL order in our backlog disclosure.  We continue to communicate with ITL representatives on an ongoing basis, and have been informed by them that they continue to intend to take delivery, albeit on a slightly delayed timetable compared to the parties’ original discussions.  If we receive new information that might materially modify our conclusions regarding the validity of this order, we will update our backlog disclosure accordingly.

In future filings, we will disclose of the amount of our backlog related to ITL.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comment 2.  Reconcile your response to prior comment 1 with the information in your Form 8-K filed October 26, 2015 referring to a “guaranteed order quantity” and to “commitments” in years that are defined as beginning upon execution of the agreement. It remains unclear whether there has been a default under the agreement and whether you have remedies for default.

Response:  When the Supply Agreement with ITL was executed in October 2015, a purchase order was also received for the shipment of 3,000 systems to take place during the first year of ITL’s volume unit production, which we expected to begin in calendar year 2017.  As a condition for signing, we requested that ITL provide this initial “guaranteed order quantity” in its purchase order.  Because of reasons noted in our response to prior comment 1, the delivery of these systems has not yet taken place.  In our ongoing discussions with ITL management, we continue to be told of their intent to purchase these systems, albeit later than originally expected.

The production launch by ITL was anticipated to take place during calendar year 2017, and based on communications, ITL advises that it is possible that ITL might be able to resolve its internal technical issues to be able to purchase some of these systems before the end of the calendar year, although there is no guaranty of this timing.  Thus, we have concluded there is no default at this time under the Supply Agreement.  We recognize that ITL has so far not yet satisfied the conditions of the purchase order under its Supply Agreement.   We intend to wait until the end of this calendar year to reevaluate if a default has taken place.  In that event, our only remedy for default under the Supply Agreement would be  initiate a legal action against ITL in a China court or through arbitration before the China International Economic and Trade Arbitration Commission in China, with any enforcement action also requiring us to use the Chinese court system.   We would need to evaluate the likely contract remedies that would be available and whether such Chinese legal action would have any likelihood of success, if we decide to pursue such action.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me if you have any questions or would like to discuss our response.

Very truly yours,

UQM Technologies, Inc.

/s/DAVID I. ROSENTHAL

David I. Rosenthal

Treasurer and Chief Financial Officer

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901